EXHIBIT 3.1

Section 6.01 Fiscal Year. The fiscal year of the Corporation shall begin on the first day of January in each year, ~~with the opening of business on the first Monday following the last Sunday of the preceding fiscal year,~~ and end ~~with the close of business~~ on the last day~~Sunday~~ of the following December of each year.

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